上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2005 NOV -1 A 11: [illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Our Ref: SIHL/ADR/05

28th October 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

05012190

Dear Sirs,

SUPPL

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 27th October 2005 in respect of the discloseable transaction of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 01 2005
THOMSON
FINANCIAL

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Courier)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post

Publication Date : 28th October 2005

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION

DISPOSAL OF 22.21% INTEREST IN SHANGHAI CENTURY LIANHUA SUPERMARKET DEVELOPMENT CO. LTD.

The Board announces that on 27th October 2005, SI Commerce, a wholly-owned subsidiary of the Company, entered into the conditional Equity Interest Transfer Agreement with Lianhua Supermarket pursuant to which SI Commerce shall transfer the 22.21% equity interest in Century Lianhua agreed to be acquired by SI Commerce from SIUC under the Century Lianhua Transfer Agreement, representing the entire interest to be held by SI Commerce in Century Lianhua, to Lianhua Supermarket, upon the terms and subject to the conditions set out in the Equity Interest Transfer Agreement.

The consideration for the Equity Interest Transfer is RMB25,934,308.04 (equivalent to approximately HK$24,937,000), which is based on the unaudited net asset value of Century Lianhua as at 31st July 2005 and subject to adjustment due to any profits, losses or changes in the assets of Century Lianhua from 1st August 2005 up to the Completion Date.

As the revenue ratio for the Equity Interest Transfer under Chapter 14 of the Listing Rules exceeds 5% but is less than 25%, the Equity Interest Transfer constitutes a discloseable transaction for the Company under Rule 14.06 of the Listing Rules.

A circular containing, among other things, further details of the Equity Interest Transfer Agreement will be despatched to the Shareholders as soon as practicable.

1. EQUITY INTEREST TRANSFER AGREEMENT

Date

27th October 2005

Parties

Vendor: SI Commerce, a wholly-owned subsidiary of the Company; and

Purchaser: Lianhua Supermarket, a joint stock limited company incorporated in the PRC with

Financial information

The audited profit before taxation and the audited profit after taxation of Century Lianhua for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2004	**2003**
	RMB'000	*RMB'000*

limited liability, and the shares of which are listed on the Stock Exchange, and the total issued share capital of which is owned by SIUC (a subsidiary of the Company held through SI United) as to 21.17% as at the date of this announcement and will, upon completion of a transfer pursuant to the Asset Swap Agreement, be owned by SI Commerce as to 21.17%.

ASSET TO BE DISPOSED OF

Century Lianhua is held by SIUC as to 22.21% of its equity interest. Pursuant to the Asset Swap Agreement, SI United agreed to procure that its subsidiary SIUC transfer to SI Commerce a 25.54% equity interest in Century Lianhua (subject to an increase in the registered capital of Century Lianhua) at a consideration equal to the carrying value of investment in Century Lianhua as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 as adjusted by any change to such value from 31st March 2005 up to completion of such transfer. SIUC and SI Commerce entered into the Century Lianhua Transfer Agreement in pursuance of the Asset Swap Agreement for the transfer of a 25.54% equity interest in Century Lianhua provided that if the proposed increase in registered capital in Century Lianhua is not completed, a 22.21% equity interest in Century Lianhua shall be transferred to SI Commerce. Further details of the Asset Swap Agreement are contained in the announcement by the Company dated 21st June 2005 and the circular to Shareholders dated 13th July 2005.

The proposed increase in the registered capital in Century Lianhua will not be completed and thus a 22.21% equity interest in Century Lianhua will be transferred by SIUC to SI Commerce under the Century Lianhua Transfer Agreement, and the consideration for such transfer will take into account the deduction of the proposed capital contribution by SIUC to Century Lianhua (being a change in the carrying value of investment in Century Lianhua).

Under the Equity Interest Transfer Agreement, SI Commerce shall transfer to Lianhua Supermarket 22.21% equity interest in Century Lianhua, representing the entire interest in Century Lianhua agreed to be acquired by SI Commerce under the Century Lianhua Transfer Agreement.

CONSIDERATION

The consideration for the Equity Interest Transfer payable by Lianhua Supermarket to SI Commerce, being RMB25,934,308.04 (equivalent to approximately HK$24,937,000), is based on the unaudited net asset value of Century Lianhua as at 31st July 2005 in the amount of RMB116,768,608.92 (equivalent to approximately HK$112,278,000).

The consideration shall be paid by Lianhua Supermarket to SI Commerce (or as it may direct) in cash in full on the Completion Date.

The consideration for the Equity Interest Transfer shall be adjusted by any change to the net asset value of the 22.21% equity interest in Century Lianhua due to any profits or losses or changes in the assets of Century Lianhua from 1st August 2005 up to the Completion Date. The Equity Transfer Agreement does not provide for a maximum amount of consideration for the Equity Interest Transfer.

CONDITIONS

Completion of the Equity Interest Transfer Agreement shall take place on the third business day after the fulfilment (or waiver) of all of the following conditions:

(i) the passing by the independent shareholders of Lianhua Supermarket of an ordinary resolution approving the Equity Interest Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Century Lianhua Transfer Agreement has become unconditional;

Profit before taxation	6,855	538
Profit after taxation	6,747	483

The audited net asset value and the audited total asset value of Century Lianhua as at 31st December 2004 amounted to approximately RMB112,470,000 (equivalent to approximately HK$108,144,000) and approximately RMB579,443,000 (equivalent to approximately HK$557,157,000) respectively.

The audited turnover of Century Lianhua for the year ended 31st December 2004 amounted to approximately RMB1,059,369,000 (equivalent to approximately HK$1,018,624,000).

REASONS FOR AND THE BENEFITS OF THE EQUITY INTEREST TRANSFER

Pursuant to and upon completion of the relevant transfers under the Asset Swap Agreement, a 21.17% shareholding in Lianhua Supermarket and a 22.21% equity interest in Century Lianhua will be held by SI Commerce. As a result of the Equity Interest Transfer, the 22.21% equity interest in Century Lianhua will be held by Lianhua Supermarket and, together with the other portions of equity interest in Century Lianhua to be acquired by Lianhua Supermarket and its subsidiary (as disclosed in the announcement of Lianhua Supermarket of even date), will make Century Lianhua a non-wholly-owned subsidiary of Lianhua Supermarket. The Board believes that the Equity Interest Transfer allows the Group to streamline the corporate structure in operating the retail business in hypermarkets and supermarkets and enable the Company to better structure the overall business model and strategies of the Group.

Under completion of the Equity Interest Transfer, the Group, by virtue of SI Commerce being a wholly-owned subsidiary of the Company which in turn is interested in a 21.17% shareholding in Lianhua Supermarket, will continue to share the investment returns in Century Lianhua. The Directors consider that there is no material financial impact on the Group as a result of the Equity Interest Transfer.

As the consideration under the Equity Interest Transfer is based on the unaudited net asset value of Century Lianhua attributable to the 22.21% equity interest as at 31st July 2005, there will be no gain or loss expected to accrue to the Group under the Equity Interest Transfer.

The Board (including the independent non-executive Directors) considers that the terms of the Equity Interest Transfer Agreement are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned and are in the interests of the Shareholders as a whole.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

Lianhua Supermarket, together with its subsidiaries, is a retail chain operator in the PRC and operates hypermarkets, supermarkets and convenience stores.

The Equity Interest Transfer constitutes a discloseable transaction for the Company under the Listing Rules as the revenue ratio under Chapter 14 of the Listing Rules exceeds 5% but is less than 25%. A circular containing, among other things, further details of the Equity Interest Transfer Agreement will be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, the Board comprises nine executive Directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU Da Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

(i) the passing by the independent shareholders of Lianhua Supermarket of an ordinary resolution approving the Equity Interest Transfer Agreement and the transactions contemplated thereunder at a general meeting;

(ii) the Century Lianhua Transfer Agreement has become unconditional;

(iii) the Equity Interest Transfer being unanimously approved by the board of directors and the shareholders of Century Lianhua;

(iv) execution of all documents (including but not limited to the joint venture contract and the amendment to the articles of association of Century Lianhua) which are necessary for the completion of the Equity Interest Transfer by SI Commerce and Lianhua Supermarket (as the case may be) and approvals, consents and authorizations being granted or obtained by the relevant government authorities in the PRC in respect of the Equity Interest Transfer;

(v) all representation and warranties given by SI Commerce and Lianhua Supermarket under the Equity Interest Transfer Agreement on various matters including the capacity to enter into and perform the Equity Interest Transfer Agreement and the accuracy of information provided in connection with the transaction remain true, accurate and valid from the date of the Equity Transfer Agreement until the date of Completion.

If as a result of the adjustment of the consideration pursuant to the Equity Interest Transfer Agreement Lianhua Supermarket would be required to obtain further independent shareholders' approval and to comply with other requirements under the Listing Rules for the Equity Interest Transfer, Lianhua Supermarket shall take all appropriate steps and arrangements to ensure compliance with such requirements under the Listing Rules. In such circumstances, the date of Completion shall not be earlier than the date when Lianhua Supermarket has fully complied with those requirements under the Listing Rules.

While the consideration for the Equity Interest Transfer is subject to adjustment, the Directors expect that the adjustment to the consideration will not result in the consideration ratio for the Equity Interest Transfer reaching 25% or more and constituting the Equity Interest Transfer a major transaction for the Company under Chapter 14 of the Listing Rules. In the event the adjustment to the consideration for the Equity Interest Transfer results in the Equity Interest Transfer constituting a major transaction of the Company, the Company will take appropriate action as required under the Listing Rules.

If Completion does not take place on or before 21st July 2006, the Equity Interest Transfer Agreement shall be terminated.

COMPLETION

Completion of the Equity Interest Transfer Agreement shall take place on the third business day (or such other date as the parties may agree in writing) after the fulfillment or waiver of all the conditions referred to above.

The procedures for the Equity Interest Transfer may be completed together with the procedures for the transfer of 22.21% equity interest in Century Lianhua under the Century Lianhua Transfer Agreement.

Each of SI Commerce and Lianhua Supermarket further agrees that Lianhua Supermarket shall be entitled to exercise the voting rights attached and attributable to the 22.21% equity interest in Century Lianhua upon the signing of the Equity Interest Transfer Agreement and the Equity Interest Transfer Agreement being approved by the shareholders of Lianhua Supermarket until Completion or the termination of the Equity Interest Transfer Agreement.

be despatched to the Shareholders as soon as practicable.

As at the date of this announcement, the Board comprises nine executive Directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU Da Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive Directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

"Asset Swap Agreement"	the agreement dated 20th June 2005 entered into between the Company and SI United in relation to certain asset swap arrangement among various members of the Group whereby it was agreed that, inter alia, SI United shall procure that its subsidiary SIUC transfer to SI Commerce (1) a 21.17% shareholding in Lianhua Supermarket; and (2) an amount of RMB22,211,784.71 in the registered capital of Century Lianhua, representing 22.21% of the total equity interest in Century Lianhua
"Board"	the board of directors of the Company
"Century Lianhua"	上海世紀聯華超市發展有限公司 (Shanghai Century Lianhua Supermarket Development Co. Ltd.), a limited liability company established under the laws of the PRC and is owned by SIUC as to 22.21% as at the date of this announcement and the same interest will be owned by SI Commerce upon completion of the Asset Swap Agreement
"Century Lianhua Transfer Agreement"	the agreement dated 22nd July 2005 entered into between SIUC and SI Commence for the transfer by SIUC of a 22.21% equity interest in Century Lianhua to SI Commerce in pursuance of the Asset Swap Agreement
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the main board of the Stock Exchange
"Completion"	completion of the Equity Interest Transfer pursuant to the terms of the Equity Interest Transfer Agreement
"Completion Date"	the date of Completion
"Directors"	directors of the Company
"Equity Interest Transfer"	the transfer of 22.21% equity interest in Century Lianhua from SI Commerce to Lianhua Supermarket pursuant to the terms of the Equity Interest Transfer Agreement
"Equity Interest Transfer Agreement"	the transfer agreement dated 27th October 2005 entered into between SI Commerce and Lianhua Supermarket in relation to the Equity Interest Transfer
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

The total amount of the consideration for the Equity Interest Transfer of RMB25,934,308.04 (equivalent to approximately HK$24,937,000) (subject to adjustment) is intended to be used for payment of the consideration for the 22.21% equity interest in Century Lianhua to SIUC under the Century Lianhua Transfer Agreement.

CORPORATE STRUCTURE BEFORE AND AFTER COMPLETION

Corporate structure immediately before Completion (Note)


The Company
100%
SI Commerce
21.17%
Lianhua Supermarket
22.21%
20%
Century Lianhua

Corporate structure immediately after Completion


The Company
100%
SI Commerce
21.17%
Lianhua Supermarket
42.21%
Century Lianhua

Note: Assuming the transfers pursuant to the Asset Swap Agreement have been completed.

INFORMATION ON CENTURY LIANHUA

Century Lianhua is principally engaged in the operation of about 49 supermarkets in the PRC under the trade name of "世紀聯華". Century Lianhua has a total registered capital of RMB100,000,000. The total equity interests in Century Lianhua are held by the following shareholders as at the date of this announcement in the following manner:

Name of shareholder	Amount of registered capital *(RMB)*	Percentage shareholding
Shanghai Friendship Group Incorporated Company (上海友誼集團股份有限公司)	35,700,000.00	35.70%
SIUC *(Note)*	22,211,784.71	22.21%
Lianhua Supermarket	20,000,000.00	20.00%
Shanghai Liding Investment Co. Ltd.* (上海立鼎投資有限公司)	22,088,215.29	22.09%

Note: Upon completion of the transfer of interest in Century Lianhua under the Century Lianhua Transfer Agreement contemplated under the Asset Swap Agreement, SI Commerce shall hold 22.21% of the total equity interest in Century Lianhua.

"Lianhua Supermarket"	Lianhua Supermarket Holdings Co. Ltd. (聯華超市股份有限公司), a joint stock limited company incorporated in the PRC with limited liability, and the H shares of which are listed on the main board of the Stock Exchange (stock code: 980), and the total issued share capital of which is owned by SIUC as to 21.17% as at the date of this announcement and will, upon completion of the relevant transfer pursuant to the Asset Swap Agreement, be owned by SI Commerce as to 21.17%
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, Macau and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	holder(s) of share(s) in the capital of the Company
"SI Commerce"	S.I. Commerce Holdings Limited (上實商業控股有限公司), an investment holding company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SIUC"	上海實業聯合集團商務網絡發展有限公司 (Shanghai Industrial United (Group) Commercial Network Development Company Limited), a limited liability company established under the laws of the PRC owned by SI United as to 72.62% and by SI United's subsidiary, Shanghai Hua Rui Investment Co. Ltd.* (上海華瑞投資有限公司) as to 27.38%
"SI United"	上海實業聯合集團股份有限公司 (Shanghai Industrial United Holdings Co. Ltd.), a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.04 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 27th October 2005

* *The English name is an informal English translation of its official Chinese name.*

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